ENHANCE SKIN PRODUCTS INC.
50 West Liberty Street, Suite 880
Reno, NV 89501

January 20, 2015

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Jeffrey Gordon, Staff Accountant

Re:	Enhance Skin Products Inc.
Form 10-K for the Year Ended April 30, 2014
Filed July 14, 2014
Form 10-Q for the Quarter Ended October 31, 2014
Filed December 10, 2014
File No. 0-52755

Dear Mr. Gordon:

We have received and read your letter dated January 7, 2015.  As you know, in that letter, you requested us to respond to that letter within ten (10) business days by amending our filing, by providing the requested information, or by advising you when we will be able to provide the requested response.

We anticipate that we will be able to amend our filing in within ten (10) business days of your letter.

Additionally, in response to that letter, we acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have questions or comments regarding our filing or this letter, please do not hesitate to contact the undersigned.

Sincerely,

Enhance Skin Products Inc.

/s/ Donald Nicholson

By:     Donald Nicholson
Its:      Chief Executive Officer